Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(  )*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

PROFIT WARNING

The Board wishes to inform shareholders of the Company and investors that due to the significant slowdown in growth in the domestic demand for automobiles and intensified price competition during the year, the consolidated results of the Group for the year ended 31st December 2004 will be principally materially adversely affected by the decreases in sales volume and a possible provision for impairment of intangible assets.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) wishes to inform shareholders of the Company and investors that the Company expects that the consolidated results of the Company and its subsidiaries (together the “Group”) for the year ended 31st December 2004 will be materially adversely affected due to the significant slowdown in growth in the domestic demand for automobiles in the People’s Republic of China (“PRC”) and intensified price competition during the year. The Group is engaged in the manufacture and sale of automobiles, including minibuses and sedans, and automotive components in the PRC. As stated in the interim report of the Group for the six months ended 30th June 2004, the implementation of macro-economic policies and austerity measures in the PRC has resulted in a significant slowdown in growth in domestic demand for automobiles since the second quarter of 2004. The general slowdown of the automobile industry in the PRC also intensified price competition among automobile manufacturers. As a result, the sales volume of automobiles and profit margin of the Group for the year 2004 decreased as compared to the year 2003, particularly for the Zhonghua sedan. The low sales volume of the Zhonghua sedan resulted in an operational loss for the sedan business and the Board is considering making a provision for impairment of intangible assets relating to the development of the Zhonghua sedan. The Board believes that the consolidated results of the Group for the year ended 31st December 2004 will be principally materially adversely affected by the decreases in sales volume and the possible provision for impairment of intangible assets.

As the Group’s consolidated results for the year ended 31st December 2004 have not yet been finalized, the Board is not in a position to quantify precisely the extent of the financial impact at this time. The Company expects to announce its audited consolidated results for the year ended 31st December 2004 in late April 2005.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises:

Executive directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Lin Xiaogang
Mr. Hong Xing
Mr. Su Qiang (also known as Mr. So Keung)

Non-executive directors:
Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman Hong Kong, 18th March, 2005

* for identification purposes only